Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
December 13, 2004.

Item 3	News Release
The news release was disseminated on December 13, 2004 by CCN Matthews using several broad distribution networks in North America and the United Kingdom.

Item 4	Summary of Material Change

Silver Standard Resources Inc. rang in Christmas in New York this morning by officially opening the NASDAQ Stock Market in celebration of its move up to the National Market, and the company's 58th anniversary.

Item 5	Full Description of Material Change
See attached news release 04-18.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
December 13, 2004.

December 13, 2004	Trading Symbols:
News Release 04-18	Nasdaq National Market: SSRI
TSX: SSO

SILVER BELLS — SILVER STANDARD RINGS IN CHRISTMAS IN NEW YORK
WITH NASDAQ OPENING

Vancouver, B.C. -- Silver Standard Resources Inc. rang in Christmas in New York this morning by officially opening the NASDAQ Stock Market in celebration of its move up to the National Market, and the company's 58th anniversary.

According to Silver Standard’s president Robert Quartermain, the opening capped a milestone year. “The company has met a series of goals this year including the move from the TSE Venture Exchange to the TSX, the purchase of almost 2 million ounces of physical silver, the acquisition of the remaining interest in the Pirquitas silver property in Argentina and positive resource additions on many of our projects,” Quartermain says. “Over the last six years, we have accumulated the largest in-ground silver resource of any North American company and will continue with our objective of increasing shareholder value through silver in the months and years ahead.”

Silver Standard Resources Inc. is one of the leading publicly-traded resource companies in North America focused on the development of silver deposits internationally. Silver Standard’s objective since 1994 has been to acquire significant in-ground silver resources and to advance these projects into silver-producing mines with higher precious metals prices.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com